United States securities and exchange commission logo





                             July 27, 2020

       Jacques Stern
       Chief Executive Officer
       Global Blue Group Holding AG
       Z  richstrasse 38
       8306 Br  ttisellen
       Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed July 24, 2020
                                                            File No. 333-236581

       Dear Mr. Stern:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2020 letter.

       Amendment No. 4 to Registration Statement on Form F-4

       Risk Factors
       Global Blue   s consolidated financial statements include significant
intangible assets which could
       be impaired, page 66

   1. Please revise this risk factor to address how the sensitivities considered in the March 31,
                                                        2020 impairment
analysis related to the current impact of COVID-19 may impact the risk for a potential
impairment charge. Ensure your disclosures specifically address the fact that with only a
nominal negative growth rate assumption your goodwill may be at risk of impairment. We refer to
comment 2 in your response letter dated July 20, 2020.
 Jacques Stern
Global Blue Group Holding AG
July 27, 2020
Page 2
If New Global Blue fails to maintain an effective system of internal control over financial
reporting   , page 74

2. Please revise here to include a discussion of the error in the March 31, 2020 financial statements and specifically address how the implementation of any new or improved controls may be impacted by such errors.
Global Blue Group AG
Notes to the Consolidated Financial Statements
Note 17. Intangible Assets, page F-51

3.       We note your revised disclosures in response to prior comment 2, 3 and
4. Please revise
         further to address the following:
             Include a discussion of the historical travel disruptions considered when determining the revenue growth rate assumptions as indicated in your response to prior comment
              2;
             Disclose the percentage by which the recoverable amount of the CGUs would exceed the carrying amount of the CGUs if you assumed a negative 2.5% CAGR over the
              four-year period so it is clear that in a    severe downside
case,    as you describe it,
              goodwill may be at risk of potential impairment. Refer to comment 3 in your July 20,
              2020 letter; and
             Revise your reference to Note 26 here as it appears you intended to refer to Note 44.
4. We note from your response to prior comment 2 that the most recent impairment test was performed as at March 31, 2020. Considering the significant declines in revenue subsequent to March 31, 2020 and expected declines for fiscal year 2021, please tell us how you determined that there was no indication of impairment such that an interim impairment analysis was not necessary subsequent to March 31. Refer to paragraphs 9-14 of IAS 36.
Note 44. COVID-19 Considerations, page F-88

5. You refer to April and May 2020 sales-in-stores totaling single-digit percentages of pre-
       pandemic levels. Please revise this disclosure to address the 96% decline in actual revenue in April and May as discussed on page 124. Also, provide similar information
FirstName LastNameJacques Stern
       for June 2020 and clarify what this means in terms of the revenue trends you have
Comapany    NameGlobal
       experienced  sinceBlue GroupSimilar
                          year-end. Holding   AG should be made to your risk
factors on page
                                           revisions
July 27,522020
           and Page
               your MD&A
                    2       Overview discussion.
FirstName LastName
 Jacques Stern
FirstName
Global BlueLastNameJacques Stern
            Group Holding AG
Comapany
July       NameGlobal Blue Group Holding AG
     27, 2020
July 27,
Page  3 2020 Page 3
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202)551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Howard A. Kenny, Esq.